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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                     --------------------------------------

                                AMENDMENT NO. 5
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ELECTROPURE, INC.
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     286133
                                 (CUSIP Number)


                              Catherine Patterson
                               Electropure, Inc.
                            23456 South Pointe Drive
                             Laguna Hills, CA 92653
                                 (949) 770-9347
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 14, 1998
            (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 8 pages)

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               13D - AMENDMENT NO. 5

     CUSIP NO. 286133                                   PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             ANTHONY M. FRANK

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   |_|
                                                                       (b)   |_|
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3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
             PF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|
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6    CITIZENSHIP OR PLACE OR ORGANIZATION
             CALIFORNIA, USA

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     NUMBER OF        7      SOLE VOTING POWER
       SHARES                        2,479,742
                   -------------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER
      OWNED BY                       NONE
                   -------------------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING                       2,479,742
                   -------------------------------------------------------------
       PERSON        10      SHARED DISPOSITIVE POWER
        WITH                         NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,479,742

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             28.0% OF THE COMMON STOCK
             26.3% OF VOTING POWER
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
             IN - 2,399,742
             EP - 80,000
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               PAGE 3 OF 8 PAGES


This Amendment No. 5 amends, in relevant part as follows, the Schedule 13D, filed February 11, 1998, of Anthony M. Frank (the "Reporting Person") with respect to the common stock, $0.01 par value per share ("Common Stock") of Electropure, Inc., a California corporation.

ITEM 1. SECURITY AND ISSUER

        Common Stock, $0.01 par value, of Electropure, Inc., a California corporation ("Electropure"). Electropure's principal executive office is located at 23456 South Pointe Drive, Laguna Hills, California 92653.

ITEM 2. IDENTITY AND BACKGROUND

        (a)    Anthony M. Frank

        (b)    320 Meadowood Court, Pleasant Hill, CA 94523

        (c)    Retired - former Postmaster General

        (d)    Not applicable

        (e)    Not applicable

        (f)    U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Of the $300,000 used to acquire the shares of Common Stock of Electropure indicated below, $200,000 was loaned to the Company on February 4, 1998. Such loan, plus $2,630.14 in accrued interest, was converted into 136,473 shares of Common Stock of Electropure, Inc. pursuant to the terms of the loan agreement which was previously filed as Exhibit 10.10.V in connection with Issuer's Form 10-KSB for the fiscal year ended October 31, 1997. All of the funds utilized to purchase shares of Electropure, Inc. Common Stock, including the shares purchased from Wyatt Technology Corporation as described below, were from Mr. Frank's personal funds.

ITEM 4. PURPOSE OF THE TRANSACTION

        On March 14, 1998, Mr. Frank purchased 100,000 shares of Electropure, Inc. Common Stock in a private transaction from Wyatt Technology Corporation and paid therefor the sum of $100,000.

        On February 4, 1998, Mr. Frank loaned the sum of $200,000 to
Electropure, Inc. in exchange for a 10%-Two Year Convertible Term Note with the right to convert all or any portion of such note into Common Stock of the
Company at a 25% discount to the fair market value of such Common Stock. In accordance with the terms of such Note, the fair market value was determined as the average of the bid and asked prices of the Company's Common Stock for the thirty (30) consecutive trading days prior to the conversion date. On March 25, 1998, Mr. Frank elected to convert the entire $200,000 loan, plus $2,630.14 interest accrued thereon, into Common
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                                                               PAGE 4 OF 8 PAGES


Stock and received therefor, 136,473 shares of Electropure, Inc. Common Stock at a conversion price of $1.4848 per share.

        Mr. Frank may in the future acquire, hold and dispose of shares of Common Stock or warrants or options for such Common Stock or other securities of Electropure and such transactions may be in the open market, privately or directly from Electropure.

        Except as set forth above, Mr. Frank does not have any plans or proposals which may have, which relate to or which would result in:

        (a) The acquisition by any person of additional securities of Electropure, or the disposition of securities of Electropure;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Electropure or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of Electropure or any of its subsidiaries;

        (d) Any change in the present Board of Directors or management of Electropure, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

        (e) Any material change in the present capitalization or dividend policy of Electropure;

        (f) Any other material change in Electropure's business or corporate structure;

        (g) Changes in Electropure's charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of Electropure by any person;

        (h) Causing a class of securities of Electropure to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of Electropure becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

        (a)  Mr. Frank owns the following shares of Electropure:

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                                                               PAGE 5 OF 8 PAGES


             2,479,742 shares of Common Stock with one vote per share(1).

             Mr. Frank owns beneficially 23.5% of the Common Stock; 26.3% if all of the warrants described in in Item 6 are exercised. Mr. Frank owns 20.6% of the voting power of all classes of stock of Electropure.

        (b) Mr. Frank has the sole voting and dispositive power over the shares he owns.

        (c) Since February 11, 1998 Mr. Frank has entered into the following transactions with regard to Electropure's Common Stock:

             On March 14, 1998, Mr. Frank purchased 100,000 shares of Electropure, Inc. Common Stock from Wyatt Technology Corporation in a private transaction for $1.00 per share.

             On March 25, 1998, Mr. Frank acquired 136,473 shares of Common Stock upon the exchange of a $200,000 principal loan made to the Company on February 4, 1998, plus interest accrued thereon through March 25, 1998.

             The following Warrants are currently exercisable by Mr. Frank:

                       DATE GRANTED              PURCHASE PRICE             NO. OF SHARES
                 -------------------------- ------------------------- --------------------------
                         12/17/92                    $ 1.25                    50,000
                         02/22/96                    $ 2.25                    300,000

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

        Pursuant to the transactions described in Item 5 above, Mr. Frank has the right, until December 17, 2002 to purchase 50,000 shares of Electropure's Common Stock at $1.25 per share. Additionally, Mr. Frank has the right, until February 22, 2001 to purchase 300,000 shares of Common Stock at $2.25 per share.

Pursuant to an August, 1997 License Termination Agreement between the Company and its former licensee, EDI Components, the Company is obligated to issue shares to the investors of EDI Components upon the Common Stock of the Company first having a per share market value for thirty consecutive trading days equal to or in excess each of $3.00, $4.00 and $5.50 per share (each a "Trigger Value"). Of such shares, if and when issued by the Company, as an investor in EDI Components, Mr. Frank is to receive 16,667, 12,501 and 9,090 shares valued at $3.00, $4.00 and $5.50, respectively.


--------

(1)     Includes warrants for 300,000 shares of Common Stock exercisable at
        $2.25 per share and 50,000 shares exercisable at $1.25 per share.
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                                                               PAGE 6 OF 8 PAGES


ITEM 7. EXHIBITS

        10.10.A     Subscription Agreement, December 6, 1989 *

        10.10.B     Subscription Agreement, October 10, 1990 *

        10.10.C     Subscription Agreement, March 1, 1991 *

        10.10.D     Warrants for 4,444 shares (Warrant No. 219 - 11/17/89) *

        10.10.E     Warrants for 2,222 shares (Warrant No. 278 - 10/18/90) *

        10.10.F     Warrants for 6,250 shares (Warrant No. 299 - 03/27/91) *

        10.10.G     Warrants for 2,500 shares (Warrant No. 324 - 08/06/92) *

        10.10.H     Warrants for 3,125 shares (Warrant No. 332 - 08/06/92)  *

        10.10.I     Warrants for 25,000 shares (Warrant No. 361 - 12/18/92) *

        10.10.J     Warrants for 50,000 shares (Warrant No. 360 - 12/17/92) *

        10.10.K     Warrants for 20,000 shares (Warrant No. E-1003 - 07/29/92) *

        10.10.L     Warrants for 2,500 shares (Warrant No. E-1024 - 06/24/93) **

        10.10.M     Warrants for 5,000 shares (Warrant No. E-1029 - 05/25/94) **

        10.10.N     Warrants for 5,000 shares (Warrant No. E-1030 - 06/17/94) **

        10.10.O     Warrants for 4,000 shares (Warrant No. E-1034 - 03/27/95) **

        10.10.P     Warrants for 300,000 shares (Warrant No. 388 - 02/22/96) **

        10.10.Q     Stock Right Agreement No. E-1034 **

        10.10.R     10% Two-Year Convertible Term Note - 12/31/96 **

        10.10.S     10% Two-Year Convertible Term Note - 02/25/97 **

        10.10.T     10% Two-Year Convertible Term Note - 04/10/97 **

        10.10.U     10% Two-Year Convertible Term Note - 01/26/98 ****

        10.10.V     10% Two-Year Convertible Term Note - 02/04/98 (face sheet only) ****

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                                                               PAGE 7 OF 8 PAGES


        10.47.8     License Termination Agreement dated August 14, 1997 (effective 08/05/97) ***

-----------------------------------------------
* Previously filed in connection with Schedule 13D filed on December 18, 1992 by the Reporting Person.

** Previously filed in connection with Amendment No. 1 to Schedule 13D filed on June 2, 1997 by the Reporting Person.

*** Previously filed in connection with Issuer's Form 10-QSB for the fiscal quarter ended July 31, 1997.

**** Previously filed in connection with Issuer's Form 10-KSB for the fiscal year ended October 31, 1997.

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                                                               PAGE 8 OF 8 PAGES


                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

Dated:         June 23, 1998


                                            /S/ ANTHONY M. FRANK
                              --------------------------------------------------
                                              Anthony M. Frank